David S. Hunt, P.C.

July 23, 2021	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Edwin Kim

Re:        Acquired Sales Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-232985

Ladies and Gentlemen:

On behalf of Acquired Sales Corp. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated July 16, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Gerard M. Jacobs, the Company’s Chief Executive Officer, relating to the Registration Statement on Form S-1 (the “Registration Statement”).  Today, the Company filed its fifth amendment to the Registration Statement. The responses set forth below are based upon information provided to me by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  We have provided a redlined copy with this correspondence for more efficient review by the Staff of changes reflected in this amended Form S-1. We advise you as follows:

Amendment No. 4 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements

Note 1 - Basis of Presentation and Significant Accounting Policies

Revenue

Disaggregation of Revenue, page 107

1.Your response to prior comment 1 to not include disaggregation of revenue by sales of raw materials to customers, sales of products to private label clients, and sales of products to wholesalers, distributors, and end users is unclear to us. In this regard, it is unclear from your response why "the rapidly evolving nature of our industry," would prohibit the disaggregation of historical revenue. Please advise further. As such, we repeat our prior comment to disaggregate revenues by sales of raw materials to customers, sales of products to private label clients, and sales of products to wholesalers, distributors, and end users, which you identify as your business streams on page 106.

Response:  In response to the Staff’s comments, we have inserted into the Management Discussion and Analysis a table of total sales by sales channel as set out below. Moving forward and as applicable, we intend to include disaggregation of revenue disclosures in Note 1 of our notes to financial statements.

The following table is the summary of the company's total revenues by sales channel:

	February 24, 2020 (Closing on Lifted)-March 31, 2020	% of Net Sales During February 24, 2020 (Closing on Lifted)-March 31, 2020	February 24, 2020 (Closing on Lifted)-December 31, 2020	% of Net Sales During February 24, 2020 (Closing on Lifted)-December 31, 2020	For the three months ended March 31, 2021	% of Net Sales During the three months ended March 31, 2021
Net sales of raw materials to customers	$ 788	0.2%	$ 694,707	13.0%	$ 10,696	0.3%
Net sales of products to private label clients	$ 8,349	2.3%	$ 1,443,687	27.0%	$ 758,140	22.6%
Net sales of products to wholesalers	$ 170,414	46.0%	$ 1,096,199	20.5%	$ 612,041	18.3%
Net sales of products to distributors	$ 184,274	49.7%	$ 1,982,810	37.1%	$ 1,728,794	51.6%
Net sales of products to end users	$ 6,599	1.8%	$ 126,917	2.4%	$ 243,598	7.3%
Net Sales	$ 370,424		$ 5,344,320		$ 3,353,270

Note 5 - The Company's Investments , page 112

2.Your response to prior comment 2 is unclear to us. In this regard, you explain the assessments that you perform at each reporting period related to your investments, but then further state that you will revise your disclosures in future filings. However, your current disclosure on page 112 states that review your investments during the fourth quarter of each year. Please revise or advise accordingly.

Response:  In our last response letter when we stated that “[w]e will revise our disclosures in future filings to make our reporting in future periods clearer.” we meant that in future filings we will continue to explain the assessments that we perform at each reporting period related to our investments in the more detailed manner described in amendment No. 4 to our Form S-1. The more detailed description of our investment assessments was made as a result of Staff comments on our prior disclosures. Note that the qualitative assessments at the end of quarters one, two and three are done via conference calls with one or members of the management teams of Ablis Holding Company, Bendistillery Inc. and Bend Spirits, Inc. The qualitative assessment at the end of quarter four relating to those entities also includes review of their respective financial statements.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Ryan Rohn, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.

Encl.